Nagao Group Holdings Limited
12B, Lippo Leighton Tower
103 Leighton Road
Causeway Bay, Hong Kong

July 24, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Re:	Nagao Group Holdings Limited
Registration Statement on Form F-1 (File No. 333-141064)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), Nagao Group Holdings Limited (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form F-1 (File No. 333-141064) filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2007, together with all exhibits thereto (the "Registration Statement"). The grounds for this application for withdrawal are that the Company has for business reasons determined not to proceed with the securities offering for which the Registration Statement was filed. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please contact Beth Neuhaus at (212) 407-4902.

Very truly yours, Nagao Group Holdings Limited

By:	/s/ Katherine Loh
Name: Katherine Loh
Title: Chief Executive Officer